787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

June 16, 2015

VIA EDGAR

Sally Samuel

Senior Counsel

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	AB Multi-Manager Alternative Fund (the “Fund”)
Investment Company Act File No. 811-22671

Dear Ms. Samuel:

In connection with your review of the Fund’s registration statement filed under the Securities Act of 1933 (Securities Act File No. 333-197049) and the Investment Company Act of 1940 you provided comments on the Fund’s annual report to shareholders for the fiscal year ended 2014 and asked that the Fund consider this comment with respect to the filing of its shareholder reports. Your comment is summarized below and is followed by the Fund’s response.

You stated that Note A.I to the report discussed the valuation policies of the Fund and included a chart depicting the fair value hierarchy of the Fund’s portfolio holdings as of the end of the fiscal year. You noted that approximately 71% of the holdings of the Fund were classified as level 3 securities. You asked that the Fund explain supplementally why a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs has not been included.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent), as an amendment to Accounting Standards Codification (ASC) 820, Fair Value Measurement. The amendments in this ASU apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient, as the Fund does for its investments in underlying funds. The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain narrative disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.

The Fund’s investment manager reviewed the requirements of the ASU and determined that early adoption of this ASU should be applied to the relevant disclosures of the Fund. The recommendation was discussed with the Fund’s Audit Committee and the adoption of the ASU was disclosed in the Fund’s most recent annual report to shareholders. As a result of the Fund’s adoption of this ASU, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs is no longer applicable. Accordingly, the Fund did not include this information in its recent annual report, which includes audited financial statements for the period ended March 31, 2015, and does not intend to include this information in its shareholder reports going forward.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Eric C. Freed, AllianceBernstein L.P.

2